

Mail Stop 3030

June 8, 2009

Via Facsimile and U.S. Mail

Mr. David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard, Suite 208, Box #243
Lehigh Acres, FL   33971

> **RE: SmarTire Systems Inc.**
> **Form 10-KSB/A for fiscal year ended July 31, 2008**
> **Filed March 3, 2009**
> **Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009**
> **File No. 0-24209**

Dear Mr. Dodge:

We have reviewed your response letter dated May 29, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the quarterly periods ended October 31, 2008 and January 31, 2009

Exhibit 31.1

1.   We note that the certifications filed as Exhibits 31.1 do not include all of the language required by Item 601(b)(31) of Regulation S-K. Please file an amendment to each of your October 31, 2008 and January 31, 2009 Forms 10-Q with the certification of your current principal executive and principal financial officer in the form currently set forth in Item 601(b)(31) of Regulation S-K. In this regard, please specifically address the following:

- Revise to include the language regarding internal control over financial reporting in paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter.

- Revise to replace all references to the "small business issuer" with a reference to the "registrant."

We will not comment if you file an abbreviated amendment to your Forms 10-Q that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker

Reviewing Accountant